                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           Merry Land Properties, Inc.
                                (Name of Issuer)


                         Common Stock, without par value
                         (Title of Class of Securities)


                                   590441 10 1
                                 (CUSIP Number)


                            David W. Robertson, Esq.
                                McGuireWoods LLP
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                                 (804) 775-1031

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 19, 2003

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 24.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

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1.   Name Of Reporting Persons
     I.R.S. Identification Nos. of above persons (Entities Only)
     Cornerstone Realty Income Trust, Inc. (54-1589139)

2.   Check the appropriate box if a member of a group                  (a)  [ ]
                                                                       (b)  [x]

3.   SEC use only

4.   Source of Funds
     OO

5.   Check if disclosure of legal proceeding is required pursuant
     to item 2(d) or 2(e)                                                   [ ]

6.   Citizenship or place of organization
         Virginia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   Sole Voting Power
         0

8.   Shared Voting Power
         887,867 (1)

9.   Sole Dispositive Power
         0

10.  With Shared Dispositive Power
         887,867 (1)

11.  Aggregate Amount Beneficially Owned by each Reporting Person
         887,867 (1)

12.  Check box if the aggregate amount in row (11) excludes certain shares  [ ]

13.  Percent of Class represented by amount in row (11)
         32.2%

14.  Type of Reporting Person
         CO

--------------------------
(1) 887,867 Common Shares that may be deemed to be beneficially owned by Cornerstone, Inc. pursuant to the Principal Shareholder Agreements described in Item 6 below.


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ITEM 1.  SECURITY AND ISSUER

         This statement relates to the shares of common stock, without par value (the "Merry Land Common Shares"), of Merry Land Properties, Inc., a Georgia corporation ("Merry Land"). Merry Land's principal corporate offices are located at 209 Seventh Street, Ste. 300, Augusta, Georgia 30901.

ITEM 2.  IDENTITY AND BACKGROUND

         (a) - (c) This statement is being filed by Cornerstone Realty Income Trust, Inc., a corporation organized under the laws of Virginia ("Cornerstone"). Cornerstone is a real estate investment trust. Cornerstone's executive offices are located at 306 East Main Street, Richmond, Virginia 23219. Cornerstone's telephone number is (804) 643-1761. The names, business addresses and principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each of the persons specified by Instruction C of Schedule 13D are set forth on
Schedule I.

         (d) - (e) Neither Cornerstone, nor to the knowledge of Cornerstone, any of the persons specified in Schedule I has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or sate securities laws or finding any violation with respect to such laws.

         (f) The citizenship of each of the persons specified by Instruction C of the Schedule 13D is set forth on the attached Schedule I.

ITEM 3.  SOURCE OF AMOUNT OF FUNDS OR OTHER CONSIDERATION

         This Schedule 13D is filed as a result of the Principal Shareholder Agreements described in Item 6 of this Schedule 13D. No other funds were required in connection with entering into the Principal Shareholder Agreements.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On February 19, 2003, Merry Land entered into an Agreement and Plan of Merger (the "Merger Agreement") with Cornerstone and Cornerstone Merger Sub, Inc., a Georgia corporation and wholly-owned subsidiary of Cornerstone (the "Merger Subsidiary"), providing for the acquisition of Merry Land by Cornerstone pursuant to a merger of Merry Land with and into Merger Subsidiary (the "Merger"). Merger Subsidiary will survive the Merger as a wholly-owned subsidiary of Cornerstone. As a result of the Merger, each issued and outstanding Merry Land Common Share will be converted into the right to receive
1.818 shares of Cornerstone common stock, no par value (the "Cornerstone Common Shares") and 0.220 shares of Cornerstone Series B Convertible Preferred Stock, no par value (the "Cornerstone Series B Preferred Shares"). The Cornerstone Series B Preferred Shares will be voting shares but will not pay dividends until such shares are converted into Cornerstone Common Shares. The Series B


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Preferred Shares will convert into Cornerstone Common Shares in connection with the completion and stabilization of the Merritt at Whitemarsh Phase-I apartment project and certain other circumstances. Merry Land may terminate the Merger Agreement if the closing price per Cornerstone Common Share, as reported on the NYSE Composite Transactions reporting system as published in the Wall Street Journal, is below $6.50 per share for 10 or more days during any 30 consecutive trading days prior to closing.

         The certificate of incorporation and bylaws of Merger Subsidiary immediately before the Effective Time of the Merger, as defined in the Merger Agreement, will be the certificate of incorporation and bylaws of Merger Subsidiary after the Merger until amended. The director of Merger Subsidiary at the Effective Time of the Merger will be the director of Merger Subsidiary after the Merger. After the Merger, Merry Land Common Shares will no longer be quoted on the NASDAQ and will be eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

         In connection with the signing of the Merger Agreement, Cornerstone and
W. Tennent Houston, Michael N. Thompson and Dorrie E. Green, owners of an aggregate of 887,867 shares or approximately 32% of the outstanding Merry Land Common Shares, entered into separate principal shareholder agreements, dated as of February 19, 2003 (the "Principal Shareholder Agreements") described in Item 6 of this Schedule 13D. The Principal Shareholder Agreements terminate in the event the Merger Agreement terminates.

         Simultaneous with the execution of the Merger Agreement, Merry Land entered into a Purchase and Sale Agreement (the "Purchase and Sale Agreement") with Merry Land & Investment Company, LLC, a Georgia limited liability company ("MRY3"), an entity formed by the existing management of Merry Land. The Purchase and Sale Agreement provides, among other things, that as a condition to the consummation of the Merger, Merry Land will sell to MRY3 certain non-apartment assets for an aggregate purchase price of approximately $7.4 million, including the assumption by MRY3 of approximately $1 million of mortgage indebtedness and the delivery to Merry Land of MRY3 promissory notes in the aggregate principal amount of approximately $6.4 million secured by the transferred real property (the "Asset Transaction").

         The consummation of the Merger is subject to various conditions, including approval by the shareholders of Merry Land, consummation of the Asset Transaction, receipt of required third party consents, expiration or termination of any applicable waiting period under United States antitrust law and other customary closing conditions.

         Except as set forth in this Item 4 or as provided in the Merger Agreement, the Purchase and Sale Agreement, the Principal Shareholder Agreements described in Item 6 of this Schedule 13D or as otherwise referred to or described in this Schedule 13D, Cornerstone has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D.

         The preceding summary of the Merger Agreement and Purchase and Sale Agreement does not purport to be complete. Reference is made to the full text of the


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Merger Agreement and Purchase and Sale Agreement that is filed as an exhibit to this statement and is incorporated in this Schedule 13D by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) By reason of its execution of the Principal Shareholder Agreements described in Item 6 of this Schedule 13D and the voting agreement and irrevocable proxy contained therein, Cornerstone may be deemed to beneficially own 887,867 Merry Land Common Shares, or approximately 32% of Merry Land Common Shares outstanding. Cornerstone expressly disclaims that it has become a member of a "group" as a result of the execution of the Principal Shareholder Agreements described in Item 6 of this Schedule 13D.

         (c) Other than the execution of the Principal Shareholder Agreements described in Item 6 of this Schedule 13D, none of Cornerstone or, to Cornerstone's knowledge, any of the persons named on the attached Schedule I has effected any transactions in Merry Land Common Shares in the past 60 days.

         (d) - (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Item 4 above.

         On February 19, 2003, Cornerstone and W. Tennent Houston, Michael N. Thompson and Dorrie E. Green, owners of approximately 32% of the outstanding Merry Land Common Shares (the "Principal Shareholders"), entered into the Principal Shareholder Agreements. Each of the Principal Shareholders have agreed to vote: (i) in favor of the approval of the terms of the Merger Agreement, (ii) against any action, proposal, transaction or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Merry Land or any of its subsidiaries under the Merger Agreement or of such Principal Shareholder under the Principal Shareholder Agreements, and (iii) except as otherwise agreed to in writing in advance by Cornerstone, against the following actions or proposals: (a) any extraordinary corporate transaction, such as a merger, consolidation or other business combination; (b) a sale, lease or transfer of a significant part of Merry Land's assets, or a reorganization, recapitalization, dissolution or liquidation; (c) any change in the persons who constitute the board of directors that is not approved in advance by at least a majority of the persons who were directors of Merry Land as of the date of the Principal Shareholder Agreements (or their successors who were so approved); (d) any change in the present capitalization or any amendment of Merry Land's articles of incorporation or bylaws; (e) any other material change in Merry Land's corporate structure or business; or (f) any other action or proposal that is intended, or could reasonably be expected, to prevent, impede, or interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. The Principal


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Shareholder Agreements terminate in the event the Merger Agreement terminates.
The Principal Shareholders also appointed Cornerstone or its designee, as proxy to vote their shares at any meeting of the Merry Land shareholders called with respect to the matters described above.

         Except as provided in the Merger Agreement, the Principal Shareholder Agreements, and as otherwise referred to or described in this Schedule 13D, to Cornerstone's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Cornerstone and Merry Land or any other person with respect to securities of Merry Land.

         The preceding summary of the Principal Shareholder Agreements does not purport to be complete. Reference is made to the full text of the Principal Shareholder Agreements that are filed as exhibits to this statement and are incorporated in this Schedule 13D by this reference.

ITEM 7.  MATERIAL TO BE FILED AS FILED AS EXHIBITS.

Exhibit
Number   Description
------   -----------

1. Agreement and Plan of Merger among Cornerstone Realty Income Trust, Inc., Cornerstone Merger Sub, Inc. and Merry Land Properties, Inc. dated February 19, 2003 (Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of Cornerstone dated February 25, 2003; SEC File No. 1-12875).

2. Purchase and Sale Agreement dated February 19, 2003 by and among Merry Land Properties, Inc. and Merry Land & Investment Company, LLC (Incorporated by reference to Exhibit 2.2 to Current Report on Form 8-K of Cornerstone dated February 25, 2003; SEC File No. 1-12875).

3. Principal Shareholder Agreement dated as of February 19, 2003, made by and between Cornerstone Realty Income Trust, Inc. and Dorrie E. Green (Incorporated by reference to Exhibit 99.2 to Current Report on Form 8-K of Cornerstone dated February 25, 2003; SEC File No. 1-12875).

4. Principal Shareholder Agreement dated as of February 19, 2003, made by and between Cornerstone Realty Income Trust, Inc. and W. Tennent Houston (Incorporated by reference to Exhibit 99.3 to Current Report on Form 8-K of Cornerstone dated February 25, 2003; SEC File No. 1-12875).

5. Principal Shareholder Agreement dated as of February 19, 2003, made by and between Cornerstone Realty Income Trust, Inc. and Michael N. Thompson (Incorporated by reference to Exhibit 99.4 to Current Report on Form 8-K of Cornerstone dated February 25, 2003; SEC File No. 1-12875).


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                                   SCHEDULE I

                             INFORMATION CONCERNING
                        EXECUTIVE OFFICERS AND DIRECTORS
                    OF CORNERSTONE REALTY INCOME TRUST, INC.

         The current executive officers and directors of Cornerstone Realty Income Trust, Inc. are listed below. The principal executive offices of Cornerstone are located at 306 East Main Street, Richmond, Virginia. Unless otherwise indicated, the business address listed for each individual not principally employed by Cornerstone is also the address of the corporation or other organization which principally employs that individual.

                                                  EXECUTIVE OFFICERS

------------------------------------ ----------------------------------------------- ---------------------------------
                                                    Present Position
               Name                             With Cornerstone Realty                        Citizenship
                                                   Income Trust, Inc.
------------------------------------ ----------------------------------------------- ---------------------------------

Glade M. Knight                      Chairman of the Board, Chief Executive                   United States
                                     Officer and President
------------------------------------ ----------------------------------------------- ---------------------------------

Stanley J. Olander, Jr.              President of Joint Ventures/Capital Markets,             United States
                                     Chief Financial Officer and Executive Vice
                                     President
------------------------------------ ----------------------------------------------- ---------------------------------

Debra A. Jones                       Chief Operating Officer and Executive Vice               United States
                                     President
----------------------------------------------------------------------------------------------------------------------


                                                      DIRECTORS

------------------------------------ ----------------------------------------------- ---------------------------------
                                        Position/Present Principal Occupation or
               Name                         Employment and Business Address                    Citizenship
------------------------------------ ----------------------------------------------- ---------------------------------

Glade M. Knight                      Chairman of the Board, Chief Executive                   United States
                                     Officer and President of Cornerstone Realty
                                     Income Trust, Inc., 306 East Main Street,
                                     Richmond, VA  23219
------------------------------------ ----------------------------------------------- ---------------------------------

Stanley J. Olander, Jr.              President of Joint Ventures/Capital Markets,             United States
                                     Chief Financial Officer and Executive Vice
                                     President of Cornerstone Realty Income Trust,
                                     Inc., 306 East Main Street, Richmond, VA
                                     23219
------------------------------------ ----------------------------------------------- ---------------------------------

Harry S. Taubenfeld                  Partner, Zuckerbrod & Taubenfeld, 575                    United States
                                     Chestnut Street, Cedarhurst, NY  11516
------------------------------------ ----------------------------------------------- ---------------------------------

Martin Zuckerbrod                    Partner, Zuckerbrod & Taubenfeld, 575                    United States
                                     Chestnut Street, Cedarhurst, NY  11516
------------------------------------ ----------------------------------------------- ---------------------------------

Glenn W. Bunting, Jr.                President, KB Properties, Inc., 80 Midland               United States
                                     Road, Pinehurst, NC  28374
------------------------------------ ----------------------------------------------- ---------------------------------

Penelope W. Kyle                     Director, Virginia Lottery, 900 East Main                United States
                                     Street, Richmond, VA  23219
------------------------------------ ----------------------------------------------- ---------------------------------

Kent W. Colton                       President, K Colton, LLC, 940 Spring Hill                United States
                                     Road, McLean, VA  22102
------------------------------------ ----------------------------------------------- ---------------------------------

Leslie A. Grandis                    Partner, McGuireWoods LLP, 901 East Cary                 United States
                                     Street, Richmond, VA  23219
------------------------------------ ----------------------------------------------- ---------------------------------


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       Cornerstone Realty Income Trust, Inc.

                                       By:  /s/ Stanley J. Olander, Jr.
                                          -------------------------------------
                                           Stanley J. Olander, Jr.
                                           Executive Vice President



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